SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-77145

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PG&E Corporation Retirement Savings Plan
(including the PG&E Corporation Retirement Savings Plan
for Union-Represented Employees)

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

The assets of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees are held in a single master trust and share the same investment funds, including the PG&E Corporation Common Stock Fund.

REQUIRED INFORMATION

1.  The Statements of Net Assets Available for Benefits of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees as of December 31, 2003 and 2002 and the Statements of Changes in Net Assets Available for Benefits for the years ended for such plans, together with the reports of Deloitte & Touche LLP, independent registered public accounting firm, are contained in Exhibit 1 to this Annual Report.

2.  The Consent of Deloitte & Touche LLP, independent registered public accounting firm, is contained in Exhibit 2 to this Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PG&E CORPORATION RETIREMENT SAVINGS PLAN (including the PG&E Corporation Retirement Savings Plan for Union Represented Employees)

By:	/S/ BRUCE R. WORTHINGTON

Bruce R. Worthington,
Chairman, PG&E Corporation Employee Benefit Committee

Date:  June 25, 2004